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PivX Solutions, Inc.

Fax letterhead


To: Mr. Babette Cooper                  From: Vance Ito
Fax: 202-772-9206                       Pages: 1 (including this cover sheet)
Phone: 202-551-3396                     Date: 6/14/2005

Re: Your letter dated June 8, 2005      cc:


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Dear Ms. Cooper:

I am in receipt of your letter dated June 14, 2005.

I will be corresponding with you formally via Edgar Correspondence after our former auditors, Singer Lewak Greenbaum and Goldstein, re-consider their position on the opinion date.

Also, it was past 2:30pm pacific time yesterday by the time the 8-K/A was edgarized which is why it was not filed yesterday. I will be filing the 8-K/A today.

Thank you and Regards,


/s/ Vance Ito

Vance Ito
Controller (Principal Financial Officer)


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PivX Solutions, Inc.

Fax letterhead


To: Mr. Babette Cooper                  From: Vance Ito
Fax: 202-772-9206                       Pages: 1 (including this cover sheet)
Phone: 202-551-3396                     Date: 6/17/2005

Re: UPDATE                              cc:


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Dear Ms. Cooper:


RE:  PivX Solutions, Inc.
     Item 4.02 Form 8-K
     Filed June 2, 2005
     Supplemental Response letter
     File June 13, 2005
     File No. 0-33265

Regarding your letter date June 14, 2005 and specifically the auditors opinion date: I apologize. Our former auditors, Singer Lewak Greenbaum and Goldstein, have not been responsive in finalizing this matter. I am hoping to have their response to the Commission by Tuesday of next week.

Thank you and Regards,

/s/ Vance Ito

Vance Ito
Controller (Principal Financial Officer)